UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 25, 2020, regarding the postponement of the annual and extraordinary general shareholders’ meetings and modification of the calendar of corporate events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 26, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 25, 2020, regarding the postponement of the annual and extraordinary general shareholders’ meetings and modification of the calendar of corporate events.

NATURA &CO HOLDING S.A.

Publicly-Held Company          CNPJ/ME No. 32.785.497/0001-97          NIRE 35.300.531.582

NOTICE TO THE MARKET

Postponement of the Date of the Annual and Extraordinary General Meetings and Modification of the Calendar of Corporate Events

Natura &Co Holding S.A. (“Natura &Co”) informs its investors and the market that, on this date, it re-presented the 2020 Calendar of Corporate Events to the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”), due to the change in the date of the Annual and Extraordinary Shareholders' Meetings, from April 24, 2020 to April 30, 2020, as well as the change in the date of submission of both Management Proposal and Call Notice related to the abovementioned Annual and Extraordinary Shareholders' Meetings, from March 25, 2020 to March 31, 2020.

Natura &Co also informs that its event with investors and market analysts (Investor Day) has been postponed from April 24, 2020 to May 8, 2020.

These measures were taken exceptionally due to the Covid-19 pandemic, in order to ensure the safety and health of all employees, shareholders and other interested parties. Natura &Co's Management remains attentive to the developments of the pandemic.

The updated 2020 Calendar of Corporate Events is available for consultation on the Investor Relations webpage of Natura &Co (https://natu.infoinvest.com.br/en), the CVM webpage (www.cvm.gov.br), the B3 webpage (www.b3.com.br) and at the headquarters of Natura &Co.

São Paulo, March 25, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Financial and Investor Relations Officer